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                              September 9, 2022

       Yongwei Hu
       Chief Executive Officer
       Bon Natural Life Limited
       25F, Rongcheng Yungu, Keji 3rd Road
       Xi   an Hi-tech Zone, Xi   an, China

                                                        Re: Bon Natural Life
Limited
                                                            Registration
Statement on Form F-3
                                                            Filed August 26,
2022
                                                            File No. 333-267116

       Dear Mr. Hu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your Chinese
subsidiaries and through wholly foreign-owned enterprises (WFOEs)
                                                        engaged in a joint
venture based in China and that this structure involves unique risks to investors. If true,
disclose that these arrangements have not been tested in court. Explain whether this structure
is used to provide investors with exposure to foreign investment in
                                                        China-based companies
where Chinese law prohibits direct foreign investment in the operating companies,
and disclose that investors may never hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in
 Yongwei Hu
FirstName
Bon NaturalLastNameYongwei Hu
            Life Limited
Comapany 9,
September  NameBon
             2022 Natural Life Limited
September
Page 2    9, 2022 Page 2
FirstName LastName
         your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.
5. Disclose on the cover page how any regulatory actions related to data security or anti-
         monopoly concerns in Hong Kong or Macau have or may impact the company s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.
Commonly Used Defined Terms, page iii

6. We refer to your definition of "China," and the "PRC," which exclude Hong Kong and
         Macau. Please revise your disclosures as appropriate to (1) clarify that legal and operational risks associated with operating in China also apply to any of your operations in Hong Kong or Macau, (2) discuss the commensurate laws and regulations in Hong
         Kong (and Macau, if applicable to you), and (3) address throughout your filing the applicable legal and regulatory risks and consequences associated with those laws and
 Yongwei Hu
FirstName
Bon NaturalLastNameYongwei Hu
            Life Limited
Comapany 9,
September  NameBon
             2022 Natural Life Limited
September
Page 3    9, 2022 Page 3
FirstName LastName
         regulations. As an example only, please expand your disclosure under the heading
         "Enforceability of Civil Liabilities" to address risks related to the enforceability of judgments in Hong Kong.
Prospectus Summary, page 1

7.       Please revise the diagram of the company   s corporate structure to
identify clearly the
         entity in which investors are purchasing their interest and the entity(ies) in which the
         company   s operations are conducted. Revise the diagram and the
associated table to
         indicate who owns the remaining percentages of the entities in the diagram, such as Xi'an
         Dietary and Tianjin YHX. Move the dotted line in the graph so that it appears above the
         Hong Kong entity, or advise. Revise the font of the diagram so that both the letters and numbers are large enough to be legible. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company and the challenges the company may face due to legal uncertainties and jurisdictional limits.
8. Add a summary of risk factors to the prospectus summary, and in that section, disclose the risks that your corporate structure and being based in or having the majority of the
         company   s operations in China pose to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus or incorporated by reference. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such
 Yongwei Hu
FirstName
Bon NaturalLastNameYongwei Hu
            Life Limited
Comapany 9,
September  NameBon
             2022 Natural Life Limited
September
Page 4    9, 2022 Page 4
FirstName LastName
         permissions or approvals in the future.
10. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
11. Revise to provide a summary risk factor addressing the difficulty transferring cash from
         China.
Risk Factors, page 13

12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. We note the disclosure on pages 9 and 13 regarding " the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022." As that date has passed, please revise your disclosure. Also, clarify the import of the disclosure on page 13 of your most recent Form 20-F that your leased properties have not been properly registered by the lessors in relation to this disclosure.
14. Expand your risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.
General

15.      Please update your discussion of the Holding Foreign Companies
Accountable
         Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight
         Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory
         Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yongwei Hu
Bon Natural Life Limited
September 9, 2022
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 if you
have any questions.



                                                           Sincerely,
FirstName LastNameYongwei Hu
                                                           Division of
Corporation Finance
Comapany NameBon Natural Life Limited
                                                           Office of Life
Sciences
September 9, 2022 Page 5
cc:       Joe Laxague, Esq.
FirstName LastName